SHRINK NANOTECHNOLOGIES, INC.

July 1, 2010

Kevin L. Vaughn
Accounting Branch Chief
U.S. Securities & Exchange Commission
Mail Stop 3030
Washington, D.C. 20549

Re:                          Shrink Nanotechnologies, Inc.
Form 10-K for the year ended December 31, 2009,
           Filed April 15, 2010
Form 10-Q for the quarter ended March 31, 2010
File No. 0-52860

Dear Mr. Vaughn:

Reference is hereby made to the correspondence of the Securities and Exchange Commission accounting staff (the “Staff” or “SEC” or “your”) to Shrink Nanotechnologies, Inc., a Delaware corporation (the “Company”), dated as of June 11, 2010 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “Original Annual Report”) and to the Company’s Form 10-Q, for the quarterly period ended March 31 2010.  In response to your Comment Letter, we respectfully provide you with the following responses, each in number order, to the corresponding Item in your Comment Letter.  In addition, (i) we have already endeavored to reflect the new expanded information as best as possible, in our amended Quarterly Report on Form 10-Q for the period ended March 31, 2010 (the “March 2010 10-Q”) and, have also included proposed language for disclosure in our upcoming reports as set forth on the Appendix annexed at the end of this letter and made a part hereof.

Staff Comment

Form 10-K for the year ended December 31, 2009

Liquidity and Capital Resources, page 32

Agreements for Consulting Services, page 38

1.	Please refer to prior comment 5. Please explain to us if any of the consultants are related parties.

Company Response

Please note that none of the parties referenced in your initial Comment 5 or our response thereto were related parties at the time of the transaction or since the time of issuance, other than insofar as the independent consulting relationship created by the respective consulting agreements.

Staff Comment

2.
Further to above, we note your disclosure that the information provided “is a summary only.”  Please revise future filings as appropriate to disclose all material information related to these agreements.  In this regard, please revise to specifically disclose the term over which the consultants are providing the services.  Describe what recourse you have should the consultant not perform the services as specified in the agreement.  Provide us with a sample of your proposed disclosure to be included in future filings.

Company Response

Please note that, indeed in our filing of the March 2010 10-Q, we have removed all references to the descriptions being a “summary only” and have included copies of the agreements as signed, as exhibits thereto.  We have also greatly enhanced disclosure therein in accordance with the Staff’s previous comment letter, so as to include additional disclosure.

In addition, for future filings, please reference “Appendix – Comment 2”, annexed as part of this letter which contains the proposed enhanced language on these contracts and relationships, which contains, among other disclosure, the term, recourse for non-performance, and other material terms.

Staff Comment

3.
With respect to these consulting agreements, please clarify for us how you are accounting for the related stock grants in your financial statements.  Explain to us the basis for your accounting by referencing the authoritative literature upon which you relied.

Company Response

The company accounts for stock grants in accordance with FASB ASC 505-50 which provides for stock issuances under services agreement to be accounted for at their fair value.  Management does not account for these stock issuances as nonvested forfeitable equity instruments and indeed, the  stock issuances do not have redemption or stock forefeiture provisions and the Company’s recourse is often limited to breach of contract (with rare exception as some consultants retained to provide long term ongoing services are subject to lock ups, but generally not forfeiture provisions).  The Company does not issue shares to consultants prior to the effective date of their agreements.  However, there is a strong possibility that the stock issuances, in part and/or in whole, would not be recovered by the Company.  As a result, the Company measures the fair value of its stock grants at the date of the agreement.  The Company then records the stock issuance, as an expense, and prepaid expense asset.  Specifically, we accounted for the grants by recognizing the expense throughout the term of the contract and decrease the amount of its prepaid expense asset accordingly.

Note 5 – Research and License Agreement, page F-12

Staff Comment

4.
We note from your response to prior comment 12 that billings of $126,865 related to UCM Research Agreement were outstanding as of December 31, 2009.  Please explain how you are accounting for these costs and clarify if these amounts were accrued in your financial statements at December 31, 2009.  Please cite any authoritative literature upon which you are relying.

Company Response

The Company records the costs related to its UCM Research Agreement as they are incurred.  As expenses related to the Research Agreement are incurred by UCM, we are invoiced a by UCM for the same amount as required under the Research Agreement. The amounts billed are recorded as research and development expenses and as accounts payable until paid.  Outstanding billings of $126,865 were accrued in our financial statements as Accounts payable and accrued expenses (Balance Sheet) and part of our research and development expenses (Statement of Operations).  In accordance with FASB ASC 730-10-25 the Company records the expenses reflected within each of the billings as research and development expenses.   Management believes that while we have identified a corresponding budget with the UCM Research Agreement, it is not prudent to accrue expenses in accordance with this budget, but rather as UCM bills us (which is as the expenses are incurred).

Note 6 – Commitments and Leases – Related Party, page F-14

Staff Comment

5.
We note from your revised disclosures in response to prior comment 13 that as of March 31, 2010 you had a liability of $396,500 to BCGU, LLC, a related party.  Please revise future filings to clearly disclose amount of related party liabilities recorded and the line item(s) on your balance sheet where such liabilities are recorded.

Company Response

Future filings will clearly disclose specific amounts of related party liabilities recorded, and describe what line item the amounts are found our balance sheet. We also note that the March 2010 10-Q contains updated language in the notes to financials as well as the main part of the report.

Note 7 – Convertible Debentures, Warrants, page F-14

Staff Comment

6.	Please refer to prior comment 14. Please address the following:

•	Provide us with details of your calculation of the extinguishment loss you recognized. Clearly explain how your calculation complies with FASB ASC paragraph 470-50-40-3.

•
We note from your response that the note modification related to Shrink Nanotechnologies, Inc. was not reflected in your financial statements because it happened before the reverse merger.  Please reconcile this with your disclosure on page F-15 of your financial statements which indicates that you recognized a $100,000 loss on the extinguishment of debt.  Clearly explain to us how you recorded the Debt Consolidation Agreement in your financial statements.

Company Response

Our calculation of the extinguishment loss is as follows:

Original Note
Principal Amounts	118,121
Embedded Conversion Value (266,667 shares at $.20)	53,333

New Note
Principal Amount:	118,121
Embedded Conversion Value (2,953,025 shares at $.20)	590,605

Difference in embedded conversion value	537,272

Percentage	455%

Loss Recognized not to Exceed Principal	118,121

Management made the following assumptions when making the calculation:

-	$.20 per share value, based on valuation models (which included discounted cash flow analysis/market multiple analysis performed by a third party) and capital raising plans at the time.
-
Original note converted into 3 shares of Shrink Technologies, Inc. (accounting acquirer) stock, or 3% of company.  Restated based on the exchange ratio of the merger, this amount is 266,666 shares (3% of 8,888,888 shares) of the parent corporation.

The Debt Consolidation Agreement was recorded the day of its effective date, May 7, 2009, which was prior to the reverse merger.   In accordance with ASC 470-50-40-10 the modifications were considered significant in particular the terms of an embedded conversion option and the change in fair value of the embedded conversion option was well over the 10 percent of the carrying amount of the original debt instrument immediately before the modification. As result, extinguishment accounting was applied to the original debt instrument. This was recorded as an increase in additional paid in capital and expensed at the time of the note modification.

Our disclosure found on page F-15, was not clearly stated in regards to how the extinguishment of debt was recorded related to $100,000 convertible debenture.   The Company wanted to acknowledge the modifications and our accounting for it.  However, upon further review, we believe that the disclosure is more confusing than helpful to the reader.  As mentioned in our original response, the extinguishment of debt expense was not reflected on the statement of operations because it happened prior to the acquisition of the Shrink business operations, and that is how we recorded the transaction.

We will revise our future filings to reflect better clarification in regards to the accounting treatment used for the modification to the debt instrument.  Our proposed disclosure will be, “the loss related to this modification is not reflected in our financial statements as it was part of Shrink Parent’s (the accounting acquiree) earnings prior to our reverse merger.” We enclose herewith a copy of the proposed language for your review, as part of “Appendix Comment 6.”

Staff Comment

7.
We note from your response to prior 15 that the cashless exercise provisions of the warrants may require you to record the warrants as a liability.  Please explain how this feature would require you to record the warrants as liabilities under GAAP.

Company Response

 In accordance with FASB ASC paragraph 815-10-15-102, management has concluded that the net share settlement (cashless exercise) provisions found in certain of our warrants provides for a net settlement characteristic of a derivative instrument.  As a result, the Company will begin to recognize those warrants with cashless exercise provisions as issued as derivative liabilities at the point in time when they become exercisable (six months following their issuance) which is when the cashless exercise provision becomes applicable.  At that time the warrants in question will be recorded at their fair value, which will, require a loss to be recognized and the warrants to be recorded as derivative liabilities in accordance with FASB ASC 815.  The Company will evaluate the warrant values on an interim basis and record the loss/gain associated with any change in value at those times.

Staff Comment

8.
We note in your response to prior comment 15 that you have evaluated the round-down provisions in connection with your convertible debt.  Please clarify for us how you have evaluated the provisions of paragraphs 815-40-15-5 through 815-40-15-8 of the FASB Accounting Standards Codification (EITF 07-05) on your warrants.  In this regard, to the extent applicable, provide us with your basis for your conclusion that such down round provisions are “unenforceable.”

Company Response

We used provisions provided by US GAAP and in particular FASB ASC paragraphs 815-40-15-5 through 815-40-15-8 when determining the proper accounting for our convertible debt and freestanding warrants.  We have determined that the warrants and convertible debentures need to be accounted for as separate instruments.

While our warrants do not contain any round down provisions, management has concluded that our warrants will need to be accounted for as derivative liabilities six months following their effective date.  We have concluded that when the cashless exercise provisions found in our warrants become effective (which is six months following their effective date), the warrants will contain characteristics that meet those of a derivative liability as described in FASB ASC 815-10.  We analyzed events triggering the right of the warrant holders to redeem their shares and the criteria that would give rise to an adjustment to the exercise price when making our conclusion of such accounting treatment.

Of the events triggering the right of Noteholders to redeem shares, we have determined the conversion ratio is fixed.  Management analyzed the criteria that would give rise to an adjustment in the conversion price and concluded adjustments to the ratio are not of a dilutive nature that would generally give rise to liability treatment.  We analyzed events triggering the right of the Noteholders to redeem their shares and the criteria that would give rise to an adjustment to the conversion price when making our conclusion of such accounting treatment.

The Company determined, shortly after the issuance of the note, that the round down provisions previously found within our convertible note was a mistake in the form of agreement and unenforceable ab initio in that that the same ran contra to the intent of the note and pending transactions with Shrink Technologies, Inc., the California entity we acquired 100% ownership of (the “Shrink Subsidiary”), and was not properly approved by the disinterested board members.  The intent of the convertible note and indeed the very agreed upon purpose of the note (and eventually the amendment thereto stemming from the assumed debt once Shrink was acquired) was to facilitate a uniform restructuring the Company’s capitalization so as to provide for a more readily ascertainable capitalization structure and to facilitate the eventual acquisition of our current Shrink Subsidiary, for such amount of shares as constitutes approximately 30% of the Company’s capitalization.  While the general terms of the loan and convertible note were approved by the full board, that specific round down provision was not approved in the final board consent or by the disinterested board members of the Company.  In fact, the mere existence of said provision would have conflicted with our contemplated acquisition terms of the Shrink Subsidiary. Specifically, by way of example, had this provision been in place or enforceable, it could easily be argued that the very issuance of shares to Mr. Khine for our Shrink Subsidiary acquisition (which did not involve cash consideration) would have triggered the very same kind of dilutive result that the note was intended to avoid, resulting in turn, in additional shares being required to be issued in exchange for our Shrink Subsidiary and a conflict under the terms of our acquisition agreements with our shrink subsidiary.  We note that at no time was the note accounted for as such and at no time was any intent made to adjust the conversion feature of the note or convert the note at an “adjusted” conversion rate by the owner thereof.  Indeed, as a creditor of Shrink at the time of the acquisition, the note holder itself had no intent to create such a provision and Shrink had no intent to issue such a provision.

Staff Comment

9.
We note that you have omitted the language “internal control over financial reporting” from the introduction of paragraph 4 of your certifications and have also have omitted paragraph 4(b) from your certifications.  The required certifications must be in the exact form prescribed.  Please amend your form 10Q to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Company Response

We have filed an amended March 2010 10-Q with the corrected certification.

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please also note that the Appendices annexed hereto contain proposed disclosure for our future filings that relate to the specified disclosure.  If you should have any questions or desire any additional information, please feel free to contact the undersigned at any time.

Sincerely,

SHRINK NANOTECHNOLOGIES, INC.

By: /s/   Mark L. Baum
Mark L. Baum, Esq.
President and Chief Executive Officer

Appendix – Comment 2

Proposed Language for Future Filings

“Agreements for Consulting Services in Early 2010

The Company strives to save liquid capital by paying for services or satisfying liabilities, whenever able, by issuance of stock to consultants, services providers and consultants.  The issuance of restricted stock in lieu of cash payment sometimes requires that the company pay a premium for such services.  Management believes, nonetheless, that given credit crisis, and difficulty in raising capital for R&D companies such as our own, that the benefits of issuing restricted stock for services outweigh the downside in that it leaves cash available to satisfy debts with vendors where able.  Below is a list material agreements entered into with consultants for services, all of which consultants are independent parties.

In March of 2010, we issued 7,250,000 shares valued at $1,232,500 to a consultant in satisfaction of a one year consulting agreement originally entered into in January, 2010 for assistance in developing the Company’s biotech and related products and, in providing research, prototype and product development assistance on our life sciences related products as well instructional videos and materials for use in academic and corporate laboratories.  The agreement is renewable by the parties for successive one-year periods and provides, among other things, for cash compensation at $250.00 per hour commencing only after June 4, 2010, for services if and as requested and agreed to by the Company.  This agreement also provides that any inventions or intellectual property created or discovered by the consultant during the course of providing services for the Company shall belong to the Company and also provides for indemnification by the consultant for damages from claims brought as a result of the consultants violation of law or fraudulent misrepresentations or breach of the agreement.

In March of 2010, we issued 8,700,000 shares valued at $1,479,000 to a consultant in satisfaction of a consulting agreement entered into in January of 2010, for public relations, assistance with press releases and branding, marketing awareness programs, procurement of third party research and web/statistical content and investor relations. The agreement provides, among other things, that any inventions or intellectual property created or discovered by the consultant during the course of providing services for the Company shall belong to the Company and also provides for indemnification by the consultant for damages from claims brought as a result of the consultants violation of law or fraudulent misrepresentations or breach of the agreement.

In March of 2010, we issued 1,500,000 shares valued at $255,000 to a consultant in satisfaction of a consulting agreement entered into in February of 2010, for services relating to marketing of our medical device products, and marketing to researches, academia and medical professionals. The agreement is renewable by the parties for successive one-year periods and provides, among other things, for cash compensation at $250.00 per hour commencing only after July 15, 2010, for services if and as requested and agreed to by the Company.  This agreement also provides that any inventions or intellectual property created or discovered by the consultant during the course of providing services for the Company shall belong to the Company and also provides for indemnification by the consultant for damages from claims brought as a result of the consultants violation of law or fraudulent misrepresentations or breach of the agreement.

…….

The foregoing agreements do not require us to make further issuances except for the issuances for professional services which continue insofar as such persons continue to provide services.  The foregoing are the material terms of the foregoing agreements, copies of which, to the extent material, are annexed as exhibits to our Quarterly Report on Form 10-Q for the period ended March 31, 2010.

All stock issuances are subject to Board approval.”

Appendix – Comment 6

Proposed Language for Future Filings

Note 6. – Convertible Debentures

On May 7, 2009, we (Shrink Parent) entered into a debt consolidation agreement (the “Debt Consolidation Agreement”) with Noctua Fund LP to consolidate certain secured and unsecured liabilities (“Dao Liabilities”) which were originally assigned to Dao Information Systems, Inc. (“Dao”).  While the Company did make an assignment of the Dao Liabilities to Dao, the Company was legally responsible to Noctua Fund LP for the principal and interest related to the Dao Liabilities.  The principal amount of the secured part of the Dao Liabilities was $76,500 and the principal amount of the unsecured part of the Dao Liabilities was approximately $5,000.  All of the promissory notes underlying the Dao Liabilities have matured and were in default.

The Debt Consolidation Agreement consolidated all monies owed to Noctua Fund LP which were consolidated into one new secured convertible promissory note with a principal amount of $100,000.  The note’s maturity date is October 1, 2012.  The new note accrued interest at fourteen percent (14%) but did not begin to accrue interest until October 1, 2009.  Interest payments on the note are due monthly.  The note has a conversion price of $.04 per share.    In accordance with ASC 470-50, the Company determined this to be a substantial modification to the debt instruments and prior to the merger applied debt extinguishment accounting to record a loss on extinguishment of debt.  The loss related to this modification is not reflected in our financial statements as it was part of Shrink Parent’s (the accounting acquiree) earnings prior to our reverse merger.